December 8, 2005



Mr. Marcus C. Rowland
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK  73118


	Re:	Chesapeake Energy Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
		File No. 1-13726



Dear Mr. Rowland:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 2

Proved Reserves, page 8

1. We note your disclosure of the table calculating the "Present Value" of your proved reserves (or what is more commonly known as PV10) as of December 31, 2004, which differs from the standardized measure, as calculated and presented in accordance with SFAS 69. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item
10(e) of Regulation S-K. We also note the disclosure of this measure in Note 11 on page 96. As the disclosure is not in accordance with
GAAP, please remove the measure from your financial statement disclosures.

Properties, page 22

Oil and Gas Reserves, page 23

2. We also note the disclosure of "estimated future net revenue" of
$19,584,358 as of December 31, 2004. This disclosure appears to be a non-GAAP measure. Therefore, you must provide all disclosures required by Item 10(e) of Regulation S-K. Please revise your disclosures accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

Executive Summary, page 30

3. We note your disclosure of reserve replacement ratios during 2004,
2003 and 2002 and your definition of reserve replacement included on page 20. Please expand your disclosure to address the following:

* Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this ratio using non-proved reserve quantities or proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.



* Explain whether or not the historical sources of reserve additions are expected to continue and the extent to which external factors outside of management`s control impact the amount of reserve additions from that source from period to period.

* Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

* Indicate the time horizon of when the reserve additions are expected to be produced to provide a better understanding of when these reserve additions could ultimately be converted to cash inflows.

* Disclose the limitations of this measure.

Financial Statements and Supplementary Data, page 57

Consolidated Statements of Operations, page 62

4. Please revise your consolidated statements of operations and the selected financial data presented on page 28 to remove the separate disclosure and line item titled "stock compensation expense". We believe this presentation is inappropriate as there is no provision within SFAS 123R for such separate disclosure in the income statement. You may also refer to SAB 107, Section F.

Consolidated Statements of Cash Flows, page 63

5. Please revise your consolidated statements of cash flows and the
selected financial data relating to cash flows presented on page
29
to remove the subtotal and disclosure of "cash provided by operating activities before changes in assets and liabilities". The presentation of this amount is inappropriate as SFAS 95 does not provide for the disclosure of such balance.

Consolidated Statements of Stockholders` Equity, page 65

6. Revise your consolidated statements of stockholders` equity or disclose in a footnote the changes in number of shares of each class of preferred and common stock for each period in which an income statement is presented. Please refer to Regulation S-X, Rule 5-02.29 and .30 for further guidance.


1. Basis of Presentation and Summary of Significant Accounting
Policies, page 67

Oil and Gas Properties, page 67

7. We note you have a significant investment in leasehold and 3-D seismic inventories. Please expand your footnotes and tell us in detail how you account for this investment in seismic data under the full cost method. In your response, specifically address when these amounts are capitalized, how the amounts are identified with evaluated and unevaluated property and at what point the amounts are transferred into the full cost pool. Please quantify the amounts recorded in your financial statements as of September 30, 2005 and December 31, 2004 and 2003.

3. Senior Notes and Revolving Bank Credit Facility, page 74

8. We note your senior notes are fully and unconditionally guaranteed by all your subsidiaries on a joint and several basis. Confirm that all subsidiary guarantors are wholly-owned and therefore meet the conditions of Rule 3-10(f) of Regulation S-X.

9. Stockholder`s Equity, Restricted Stock and Stock Options, page
83

9. On the face of the consolidated statement of operations, you have reflected a loss on conversion and exchange of preferred stock of $36,678 during the year ended December 31, 2004. However, your current footnote disclosure states only that conversions of preferred stock occurred during the year. Please expand your footnotes to address the loss recognized upon conversion and how the amount of the loss was determined.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April M. Sifford
								Branch Chief

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Mr. Marcus C. Rowland
Chesapeake Energy Corporation
December 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010